UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 14, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 14 April 2015

Amec Foster Wheeler plc - update re Simon Thompson - non-executive director

Pursuant to listing rule 9.6.14 (2), we hereby advise that Simon Thompson, non-executive director of Amec Foster Wheeler plc, has been appointed to the Board of Directors of 3i Group plc ('3i') as a non-executive director with effect from 13 April 2015. He will become non-executive Chairman of the Board with effect from the close of 3i's 2015 annual general meeting, which is expected to be convened for 25 June 2015.

Simon is Amec Foster Wheeler plc's Senior Independent Director and chairman of the Remuneration Committee and will be stepping down from the Board following the conclusion of our annual general meeting on 14 May 2015.

3i is a FTSE 100 leading international investment manager focused on mid-market private equity, infrastructure and debt management.

C L Fidler
Deputy Company Secretary

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 April 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary